Filed by: Building Materials Holding Corporation

pursuant to Rule 425 Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Building Materials Holding Corporation

Commission File No.: 001-36050

This FAQ was made available on June 3, 2015 to employees of Building Materials Holding Corporation.

CORPORATE HEADQUARTERS TWO LAKESIDE COMMONS SUITE 500 980 HAMMOND DR. NE ATLANTA, GA 30328	678.222.1220 678.222.1316 FAX www.BuildWithBMC.com

1.	What was announced today?

•	Today, Building Materials Holding Corporation (BMC) and Stock Building Supply announced that we signed a definitive agreement to merge our two companies in an all-stock transaction. The combined company will have an enterprise value of $1.5 billion.

•	This combination will create a premier provider of lumber, diversified building materials and construction services.

•	We believe that bringing together BMC and Stock will benefit all of our stakeholders, including our employees.

•	We expect the transaction to close in the fourth quarter of 2015. Until then, we remain two separate companies, and it is business as usual.

2.	Who is Stock Building Supply?

•	Stock is a diversified lumber and building materials distributor with operations in 21 key markets across 14 states.

•	Their corporate culture is similar to ours. Both companies focus on our customers through operational excellence and consistently delivering the quality products and services our customers need, when they need them and how they want them.

•	Stock is traded on NASDAQ under the symbol STCK.

3.	Why are we combining?

•	This transaction is about growth. Our two businesses are highly complementary and there are strong teams at both companies.

•	The combination of BMC and Stock creates a premier player in the building materials space.

•	When we complete this transaction, we will:

•	Increase our scale and expand our presence in top growth markets;

•	Have a stronger platform to provide best-in-class, value-added products and services to our customers;

•	Position ourselves to significantly benefit from the continued recovery of the housing market.

4.	After the transaction closes, where will the combined company be headquartered? What will it be called?

•	The combined company will be headquartered in Atlanta, GA, will have a main operating center in Raleigh, NC, and plans to continue to operate under both the BMC and Stock Building Supply names in their respective local markets.

•	Following the closing of this transaction, the combined entity will be a publicly traded company and will trade on NASDAQ.

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5.	What will the combined company look like?

•	The combined company will:

•	Have over $2.7 billion in pro forma 2014 revenues;

•	Have an expanded footprint across the U.S., as well as a more diversified mix of products and services for our customers;

•	Have a strong presence in 11 of the top 25 U.S. housing markets.

6.	What does this transaction mean for me?

•	BMC and Stock have proven teams of talented and experienced employees who we expect will benefit greatly from being part of a larger, more diversified and financially secure organization.

7.	Will my day-to-day responsibilities change? What can employees expect in the interim?

•	We expect that today’s announcement will have no impact on day-to-day operations. Until the transaction closes, it is business as usual, and your day-to-day responsibilities will remain the same.

•	In the coming weeks, we will be forming teams to assist with the planning of our integration, led by Tony Genito, Chief Integration Leader.

•	We will continue to communicate developments regarding the transaction as we move through the process.

8.	Will there be layoffs as a result of the transaction? How may positions?

•	This transaction is about growth. Our businesses are highly complementary and there are strong teams at both companies.

•	It’s too early in the process to speculate about specific positions.

•	Overall, we expect there will be exciting opportunities for employees as part of a larger, more diversified organization.

9.	Who will be on the management team of the combined company?

•	Until the transaction is completed, we remain separate companies and it is business as usual.

•	Upon closing of the transaction, BMC Chief Executive Officer Peter Alexander will serve as Chief Executive Officer of the combined company. Both Peter and Jeff Rea, the current Stock President and Chief Executive Officer, will be members of the Board of Directors.

•	The new leadership team is expected to include representatives of both companies, with current Stock Executive Vice President and Chief Financial Officer Jim Major assuming the role of Chief Financial Officer, Stock Executive Vice President and Chief Operating Officer Bryan Yeazel assuming the position of Chief Administrative Officer and General Counsel, and current BMC Chief Integration Leader Tony Genito leading the integration of the two businesses.

•	We will be looking at managers from both companies and assembling the best team possible.

•	While today’s announcement is an important milestone, there are many decisions left to be made.

•	Additional details will be provided as transaction plans are finalized.

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10.	What happens to employees’ benefits and compensation?

•	Until the transaction closes, we will remain separate companies and there will be no changes to benefits and compensation plans.

•	Details on benefits will be provided as transaction plans are finalized.

11.	What are plans to integrate the two companies?

•	Both companies have talented teams and a similar culture of excellence. While it is premature to discuss specifics, in the coming weeks we are establishing an integration-planning team that will begin working to address how we can best utilize each other’s strengths and bring our companies together.

•	Our team knows what it takes to plan and execute integrations well, and is committed to treating all of our employees with respect and dignity throughout the integration process. We fully expect this will be a seamless transition upon the closing of the transaction.

12.	When will the transaction be completed?

•	Subject to customary closing conditions and regulatory approvals, the transaction is expected to close in the fourth quarter of 2015.

13.	Where can I find additional information? Who can I contact if I have any more questions?

•	We will continue to update you with additional information as we move forward.

•	If you have any further questions, please don’t hesitate to contact your manager, or Paul Street or Tony Genito.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “might,” “predict,” “future,” “seek to,” “assume,” “goal,” “objective,” “continue,” “will,” “could,” “should,” “would,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “prospects,” “potential” and “forecast,” or the negative of such terms and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Stock Building Supply cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving BMC and Stock Building Supply, including future financial and operating results, Stock Building Supply’s or BMC’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite BMC and Stock Building Supply shareholder approvals; the risk that Stock Building Supply or BMC may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of Stock Building Supply’s most recent Annual Report on Form 10-K filed with the Securities and Exchange

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Commission (“SEC”) on March 2, 2015, and our subsequent filings with the SEC. These risk factors, as well as other risks associated with the merger, will be more fully discussed in the Registration Statement and the Proxy /Consent Solicitation Statement/Prospectus (as defined below). All such factors are difficult to predict and are beyond Stock Building Supply and BMC’s control. All forward-looking statements attributable to Stock Building Supply or persons acting on Stock Building Supply’s behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and Stock Building Supply and BMC undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

The proposed transaction involving Stock Building Supply and BMC will be submitted to the respective stockholders of Stock Building Supply and BMC for their consideration. In connection with the merger and special meeting of Stock Building Supply’s stockholders, Stock Building Supply expects to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement/consent solicitation/prospectus (the “Proxy/Consent Solicitation Statement/Prospectus”). The definitive Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus will contain important information about the merger, the merger agreement and related matters. This communication may be deemed to be solicitation material in respect of the proposed transaction between BMC and Stock Building Supply. This communication is not a substitute for the Registration Statement, Proxy/Consent Solicitation/Prospectus or any other documents that Stock Building Supply or BMC may file with the SEC or send to shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF STOCK BUILDING SUPPLY AND BMC ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY/CONSENT SOLICITATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Registration Statement, the Proxy /Consent Solicitation Statement/Prospectus and any other documents filed or furnished by Stock Building Supply with the SEC may be obtained free of charge at the SEC’s website (www.sec.gov). The Registration Statement, the Proxy/Consent Solicitation Statement/Prospectus and other relevant documents will also be available to security holders, without charge, from Stock Building Supply by going to its investor relations page on its corporate website at http://ir.stocksupply.com or from BMC by directing a request to Paul Street, Corporate Secretary of BMC, via email or telephone (paul.street@buildwithbmc.com, (208) 331-4300).

Participants in the Merger Solicitation

Stock Building Supply, BMC, their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Stock Building Supply is set forth in the proxy statement for Stock Building Supply’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2015. Information about the directors and executive officers of BMC and more detailed information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus. Investors may obtain additional information regarding the interests of such participants by reading the Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus when they become available. You may obtain a free copy of the proxy statement for Stock Building Supply’s 2015 Annual Meeting of Stockholders by going to its investor relations page on its corporate website at http://ir.stocksupply.com. You may obtain free copies of the Registration Statement, the Proxy/Consent Solicitation Statement/Prospectus and other relevant documents as described in the preceding paragraph.

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